EXHIBIT 99.8
April 20, 2007 NDTV Media Interview on the Financial Performance of Wipro Limited for the
Quarter and Year ended March 31, 2007
Interviewee: Suresh Senapaty, Executive Vice President, Finance & CFO
Pratik Kumar, Executive Vice President, Human Resources
Sudip Nandy, Chief Strategy Officer
Suresh Senapaty now joins us now. Suresh, good morning and thank you for joining us on NDTV Profit. What’s your crystal ball telling, your guidance seems to be saying that you have a better visibility when it comes to the operating picture in terms of margins and perhaps a flattish one when it comes to the Q1 assessment.
Suresh Senapaty: First of all we are very happy and delighted that we crossed the $3 Bn mark in our IT business. Second is, we have achieved a $1 Bn of revenue in Q4. Also there are two businesses that crossed $ 0.5 Bn mark, which is Wipro Infotech and the Financial Services practice. So all in all we are very happy and also we have to say that the last one year our acquisitions, investment in sales and marketing all have borne fruits despite the fact that we have given compensation increase in Q4 for the onsite about 3-4% and also the enhancement in the investments that we did in terms of adding head counts in the sales force and overall increased the marketing activity, and foreign exchange impact of about 30 bps – the overall margin was within 20 bps gap. Overall, 05-06 vs 06-07, the margins have got impacted only by 30 bps, despite on account of acquisition it has been hurt by 1% apart from the other kind of cost increases we have been able to post an operating margin within a narrow range. And we think, going forward also, in a medium to long term, we will be able to sustain these operating margins.
Anchor: Suresh, you see this visibility there and you see a scope of improvement in margins further assuming that dollar is not the really, you know, a dollar does not create a nasty situation; do you see Wipro perhaps migrating into, lets say levels of 27-27.5% towards the rest of the year.
Suresh Senapaty: No, I think we are talking about margins which will be maintained in a narrow range. Of course our objective would be to expand if we could, because objective is to be around the 25% margin so that any extra money that we could get, we can reinvest for growth. That, we have been doing in the past. So ‘exchange’ is a challenge, every exporter would like the exchange rupee to depreciate. We have been seeing, in India, rupee appreciating. Also we have both way movement. But the kind of pace at which it has been shifting gears in the last particular few days, it has been very alarming, a big challenge, I think for all of the exporters and IT Companies are no exception and similarly Wipro.
So far the hedging policy that we have and the matching accounting policy for hedging that we do – has been holding us in good stead for several quarters and several years. And that has been reflected in our performance, like I said – 30 bps impact in the last quarter has been far superior to any other performances that we have seen.

Going forward, we think the same policy should hold good for us, at least in the medium to longer term. As of 31st of March our covers are only about $ 195 Mn in the exchange rate of about 44-45.77. There is still so much more to be done and therefore a fair amount of that is depending on how the market is going to pan out. But on a medium to long term, one thing, there are multiple levers which you could use on to be able to see much more stability in the margin.
Namrata: Suresh, Hi! Namrata joining in Let me just ask you about your deal pipeline, if you can give us a sense of that and as well as some new client additions, I believe there are four new clients which you have added this quarter?
Suresh Senapaty: Right, I think one good thing I would say is that we got a 8% sequential growth in United States, we got about 44 customer adds out of which 35 of them has been from US. So therefore we are seeing customers continuing to look forward to off shoring, customers continuing to look forward to end to end services, which is our BPO, which is our IT, which are our practices – whether it is e-enabling, whether it is data warehousing, whether it is Enterprise Applications Services and so on and so forth. Plus the kind of investments that we are doing in building new practices, investments we are doing in making acquisitions for filling in the gaps — is making it more and more attractive to our customers and therefore customer is preferring us. Last year we got about 10 $ 50 Mn deals. In the current funnel that we have, in terms of the investments we have done in a large-deal team and the investments we have done on the total-outsourcing team; we are also currently looking at a funnel of about 10 such $ 50 Mn plus deals on which we are looking on. So over all pipeline looks good. Economy – we have not seen the adverse impact, if any, of that economy change that you are seeing. Like I said, customer adds has been very-very decent and we think 07-08 for us continues to look very-very exciting.
Namrata: Suresh, If you are looking at 10 $ 50 Mn plus deals, are you looking at some of them coming in through the next quarter itself? If you can give us sense of how much progress there’s been made on these deals and are they coming from the US space?
Suresh Senapaty: You know these are large deals, they are binary, so it is just not possible for us to communicate, saying are they in the stage of M1, M2, M5; M5 being the finally the deal has been won. But I would say some of them are at advanced stage, some of them are at a preliminary stage, some of them mid-stage. And therefore we think, you know for example, we think therefore 07-08 continues to be of high promise to us.
Namrata: Suresh, final call on the pricing environment, how are these new clients being added at? How much increase are we seeing on those billing rates?
Suresh Senapaty: We have seen the new customers coming in at about 3-5% better pricing. We have seen the renewals that we are doing, more often we are able to get price increases then less, and they have been fairly decent increases. From that perspective, on the pricing front we would see more of stability then any kind of a challenge or significant upsides. It is more of a environment of stability.

Namrata: Suresh Senapaty, a pleasure having you with us and thanks once again.
NDTV Profit: Well we are now joined new by Mr. Pratik Kumar, Corporate VP and HR with Wipro; and along with him is Mr. Sudip Nandy, Chief Strategy Officer with Wipro. Gentlemen, good morning and thank you for joining us on NDTV Profit. Sudip, I will start with what markets didn’t like. The fact that you have given a guidance and it seems to be a rather flat guidance when it comes to Q1. Is this traditionally because of the Q1 factor which Wipro always has or you see a difference as far as the business process is concerned? You have given a strong margin guidance and a flat revenue guidance. Sudip?
Sudip Nandy: Well, a 3% QoQ growth is what we have visibility for, at this time of the quarter. But one should also bear in mind that the 3% revenue guidance on QoQ is really equal to 32% YoY growth guidance which is ahead of the market in terms of what... So it is dependent on a typical Q1 syndrome for the whole industry. But it is ahead of the industry YoY growth rate.
NDTV Profit: You have given a very strong guidance, so to speak, when it comes to the margins. Now let me deconstruct my questions into two parts – do you see this margin visibility beyond Q1 because the salary hike would actually kick in after that? And (B), while given the strong margin outlook, are you expecting some kind of an huge margin expansion from your acquisitions?
Sudip Nandy: Well there are a few facts to consider here. One is that we have had a very volatile currency. We have given a wage increase onshore of between 2-4%. In spite of which we have been able to keep our margins within a 20 bps from the previous quarter to this quarter. Few factors that have helped us keep this margin at that level – one of them is that we have observed a degree of increase in pricing and price realisation over the last quarter. New contracts that have come in, have come in at 3-5% higher. The re-negotiations of new contracts and you know we have almost negotiated 65 of our top 100 customers in the last year. Out of those 65 customers, on 80% we have able to get a price increase. So that’s one factor – is the price increase in realisation. The second factor has been that the differentiated service lines which we have — the Infrastructure Services, the Package Implementation & Testing – the mix of those have improved. Their growth rate, all of them have been double digit, much higher than the other growth rate. So to that extent the margins in those are better. And third and most important point is that we had a very significant in the margins from acquisitions. Individually, each of the acquisitions of the last 15 months have turned profitable. We have had the growth rate of the acquisitions double that of the average growth rate. All in all, all three of them are good indicators of what the future will be, so yes, we are reasonably confident of being able to keep the margin at the level that we have indicated.

NDTV Profit: Sudip, Namrata joining in as well. Congratulations on those results. But Operating Profit Margins particularly for Global IT Services seem flat – 24%.
Sudip Nandy: They are flat when actually they should have – there’s enough pressure on us because we do our revision in the last quarter. In January we gave the salary revision in the US which had a significant impact on the bottom line, in fact 60 bps impact. But we have been able to improve on that by improving our overall utilisation, by getting better price realisation and growing the more profitable parts of our business faster, as well as recovering from the lower margins of the acquisitions in the initial quarters to higher margin. So it could have been lower because of rupee and dollar, but it has not been as low as one had thought it would be. And we are confident of maintaining it at the same range, going forward.
NDTV Profit: Pratik, Hi. What’s the picture on the wage hike front? Most of them, especially on the onsite front already done and over with or can we expect it being preponed to June-July vs say a September-October, which is tradition for Wipro?
Pratik Kumar: So we have just finished with our onsite hike, which Sudip mentioned, which was in the range of about 3-5%. So that’s not something which is on the horizon. What we would be looking ahead at is the salary hikes for the rest of Wipro, which typically happens in Q3 for us. As of now we have not made that call but we would be observing how things move from here on pretty closely. And as and when we actually decide on that we would be in a position to communicate. The other element is on the campus salaries, which again is something where we have to be competitive and in line with where the rest of the market is. And we do anticipate it will see some increase. What would be the exact quantum of increase, the percentage of increase, is something which we would be able to conclude in the next few weeks time.
NDTV Profit: But broadly speaking Pratik, its going to be in line with what the average industry rate is –10-15% or do you think there could be an element of a higher or a lower surprise?
Pratik Kumar: You are talking about the offshore salaries?
NDTV Profit: Both, I mean on a overall basis.
Pratik Kumar: Yeah, it has to be in line with the kind of number which the industry has been indicating. This is broadly in the range of about 12-14%. I’d be surprised if its out of that range.
NDTV Profit: Right. Sudip, there is a tax write-back as far as the fine print is concerned. I just wanted to understand what kind of tax write-back is this and is this recurring in nature, because now you are dealing with lots of geographies and every geography has a different law, so to speak?
Sudip Nandy: Well, because of the tax write-back this quarter, the effective tax rate has dropped to below 10%. Its about 8.5, but that is not a recurring event, it is not sustainable. There was a specific appeal which we won and we wrote back; for which we have taken a hit for those in the previous quarters, we wrote that back. Going forward, we expect our effective tax rate to be in the 13-14% range.
NDTV Profit: Sudip, I am going to ask you to detail the acquisitions performance right now. This time around your portfolio margins up by 900 bps and this time in fact you were indicating that all of them in the last 15 months, have turned profitable. Going ahead, a further guidance of next quarter, how much more can we expect?
Sudip Nandy: You know on a QoQ basis organically, we grew about 7.8% in terms of revenue terms for the overall Global IT business. The acquisitions grew at almost 14% QoQ. So all of them have started showing good results. To take specific examples, the acquisitions that we did in Portugal of a retail consulting company called Enabler, the combined consulting capability and retail-domain knowledge with the Global Delivery Model and the technology strength of Wipro; we are able to see a very strong pipeline and we anticipate that we will even beat our internal estimates with the kind of pipeline we have today. Likewise in the acquisition of Quantech, which is a Engineering Design Services, we have put the integrated business and go to market together and we are seeing good traction in US, in North America as well as in Japan and we expect that to return a good result. Its turned profitable in the last quarter. Even in the previous quarter we had overall positive numbers in terms of margins. But not each individual acquisition was positive. Thistime all of the acquisition have turned positive. So we are very confident that what we had made the acquisitions for, in terms of the growth engine that they have with the Wipro capability to really accelerate our growth, I think we are seeing the beginning of that happening. So which is a very good sign of both in terms of revenue, uptick and in terms of margin improvement. But even with the kind of growth today the average margin for the acquisition is in the 14-15% range, which is below the Wipro average. We expect in a quarter or two, the total margins from the acquisition to be in line with Wipro margins.
NDTV Profit: Alright. Pratik, in terms of attrition, what’s the status there and going ahead, what plans do you have for employee retention?
Pratik Kumar: The attrition on an overall basis we reported 16.9, which is 0.7% higher than what we had reported in the previous quarter. I would not like to actually read much into it. This is also a season where we see a lot of movements in the lower bands of our employees, for higher studies and other. So because of that, the certain seasonality does impact attrition. Hopefully with the other measures that we have taken in the previous quarter, we should be able to see that the attrition gets contained or come down from the current levels.

The voluntary attrition has been at a level of about 15.7%.
NDTV Profit: Right. I think that brings me to my next question then, what’s the average indication for FY08 in terms of gross addition?
Pratik Kumar: The gross addition? So we don’t actually talk about in terms of the overall gross addition numbers. But I can definitely share that we have made offers to about 11,000 hires from campuses who would be joining us during the course of the year – as against 7,000 previous year. In addition, we have our own inhouse program which, we call it as the Wipro Academy for Software Excellence; where we take in the freh BSc Graduates, that number is likely to be another 3,500. So in all we would have about 14,500 people who would be coming from the various campuses – a mix of both science graduates as well as engineering graduates.
NDTV Profit: Sudip, I have to ask you the obvious question. At what levels are you hedged and at what level rupee-dollar equation will actually start hurting you?
Sudip Nandy: I think there is a huge challenge in the hedging front at this point of time. We have, from what I know about, we had hedged at 44.89 in Q4. The realisation was actually 44.13 for the quarter. We have 30 bps impact on the margin because of that hedging. We have approximately $ 195 Mn of cover for the quarter, between 44-45.77 upto 31st March 2000 [2007]. We have approached this in a very conservative way and I think we are hoping that the dollar will firm up a little bit more in the quarter that comes.
NDTV Profit: Sudip, one final question. The margin guidance what you have given – do you think that margin guidance is there for at least two quarters, despite rupee, despite wage inflation. Just a [broad] as a yes or no on that?
Sudip Nandy: Yes! Sufficient levers are available in our hand to be able to maintain the margins in a very narrow range. We think we will be able to maintain that.
NDTV Profit: Alright gentlemen, I appreciate your time. Sudip and Pratik, lovely talking you on this forum and perhaps getting a sense as far as what Wipro is sensing, as far as the business outlook is concerned. Those are the oracles of Wipro. You just heard them on this channel, indicating that margins are going to be intact, billing rate have improved, existing clients are perhaps coming at 3-4% higher than what they earlier indicated. So when it comes to the word business environment and if I actually subtract the word rupee, the real devil for IT companies, the business environment is more like a Goldilock scenario, it’s a perfect scenario as far as IT companies are concerned. The word ‘slowdown,’ nobody uttered that word slowdown. The emphasis was clearly on higher billing rates and margins. Lets take a break.